Exhibit (a)(5)(3)
Biogen Idec Acquisition of Facet Biotech September 2009

SEC Disclosure During this presentation, we anticipate making projections and forward looking statements that are based on management's current expectations, but actual results may differ materially due to various factors. For example, our results - alone or following the completion of this acquisition - may be affected by competitive developments, the timing and success of new product launches, regulatory and legal matters, patent disputes, government investigations, government actions regarding pricing, importation and reimbursement, changes in tax law, acquisitions, business development transactions, the state of the financial markets and the impact of exchange rates. Also the proposed acquisition is subject to a successful tender offer and antitrust clearance and may be subject to Facet Biotech shareholder approval, none of which can be guaranteed. For additional information about relevant risk factors, please refer to both Biogen Idec's and Facet Biotech's Forms 10-K and 10-Q. In addition, the information we provide about our products and pipeline is for the benefit of the investment community. It is not intended to be promotional and is not sufficient for prescribing decisions.

Transaction delivers a significant and certain premium today vs. risks in Facet Biotech remaining independent Facet Biotech has a stated focus in oncology, raising questions about its commitment and focus on daclizumab Significant risks exist to the development of Facet Biotech's pipeline Transaction allows Biogen Idec to optimize development of Facet Biotech's clinical programs Facet Biotech will likely need additional dilutive financing, having indicated its cash is expected to last only until the end of 2012, well before commercialization is expected Transaction Rationale

$14.50 Biogen Idec cash offer 64% premium to 9/3/09 close Facet Biotech 2009 YTD Stock Price Graph Offer of $14.50 per share represents a 64% premium to previous close and 70% premium to average closing price for 2009 Offer is significantly above Facet Biotech's net cash and ascribes meaningful value to Facet Biotech's operating assets Facet Biotech's Stock Price Driven By Biogen's Offer

Offer Price Considerations Clinical Pipeline Source: Facet Biotech SEC filings $208 million of lease and other lease-related obligations $12 million of obligations related to manufacturing, post- retirement benefits and other obligations Significant On and Off- Balance Sheet Liabilities Offer price ascribes meaningful value to Facet Biotech's operating assets including: Risk-adjusted value of daclizumab and additional pipeline programs Probability-adjusted milestone payments Technology platform Synergies opportunity Clinical Pipeline Cash lasts only until end of 2012, well before commercialization is expected Suggests dilutive capital raise needed before becoming cash flow positive $8 million monthly burn for the remainder of 2009 Trubion collaboration accelerates cash burn through $30 million spent upfront, plus ongoing development costs and milestone payments Cash Burn

Significant Development Risks Remain Source: Facet Biotech SEC filings SELECT trial's Safety Monitoring Committee conducted an interim futility analysis and recommended continuation of the trial; the trial remains blinded Regulatory approval requires completion of a second daclizumab phase 3 trial Volociximab currently in phase 1 and phase 1/2 open-label trials

Compelling Combination Biogen Idec is committed to completing the Facet Biotech transaction Value creation for both Biogen Idec and Facet Biotech stockholders Strong strategic fit with multiple sclerosis franchise Augments existing antibody capabilities